Multi Ways Holdings Limited.	Exhibit 99.1

First Half of Fiscal Year 2025	For the six months ended June 30, 2025

Multi Ways Holdings Limited announces revenue of $26.4 Million for the First Half of Fiscal Year 2025

Multi Ways Holdings Limited (“Multi ways” or the “Company”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced its unaudited financial results for the six months ended June 30, 2025.

Financial Highlights for the First Half of Fiscal Year 2025

	For the Six Months Ended June 30,
($ millions, except per share data)	2025	2024	% Change
Revenue	$26.44	$14.09	87.65%
Gross profit	$6.63	$4.66	42.27%
Gross profit margin	25.08%	33.07%	-24.16%
Income/(Loss) from operations	$1.70	$0.54	214.81%
Operating profit margin	6.43%	3.83%	67.89%
Net income/(Loss)	$0.90	$0.08	1,025.00%
Basic & Diluted earnings per share($ cents)	2.71	0.25	984.34%
Net book value per share	$0.65	$0.70	-7.14%

●	Revenue increased 87.65% to approximately $26.44 million for the six months ended June 30, 2025, from approximately $14.09 million for the six months ended June 30, 2024. The increase was mainly attributable to strong demand on equipment sales.

●	Gross profit increased by 42.27% to approximately $6.63 million for the six months ended June 30, 2025, from approximately $4.66 million for the six months ended June 30, 2024. Gross profit margin was 25.08% for the six months ended June 30, 2025, compared to 33.07% for the six months ended June 30, 2024. The increased of gross profit was primarily attributable to higher revenue generated from equipment sales segment.

●	Income from operations were approximately $1.70 million for the six months ended June 30, 2025, compared to Income from operations of approximately $0.54 million for the six months ended June 30, 2024. The operating profit margin was 6.43% for the six months ended June 30, 2025, compared to operating profit margin of 3.83% for the six months ended June 30, 2024. The increase of operating profit margin was primarily attributable to the higher gross profit contributed from equipment sales segment.

●	Net Income was approximately $0.90 million for the six months ended June 30, 2025, compared to net Income of approximately $0.08 million for the six months ended June 30, 2024.

●	Net book value per share was $0.65 as of June 30, 2025, compared to $0.70 as of June 30, 2024.

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Multi Ways Holdings Limited.

First Half of Fiscal Year 2025	For the six months ended June 30, 2025

Financial Results for the First Half of Fiscal Year 2025

Revenue

Revenue increased of approximately $12.35 million or 87.65% to approximately $26.44 million for the six months ended June 30, 2025 from approximately $14.09 million for the six months ended June 30, 2024. The increase was largely attributable to strong demand on equipment sales for the six months ended June 30, 2025.

Gross Profit

Our gross profit increased by approximately $1.97 million, or 42.27%, to approximately $6.63 million for the six months ended June 30, 2025 from approximately $4.66 million for the six months ended June 30, 2024. Gross profit margin was 25.08% for the six months ended June 30, 2025, as compared to 33.07% for the six months ended June 30, 2024. The increased of gross profit with lower margin was primarily attributable to sales mix associated with the higher contribution from lower-margin equipment products.

Selling and Distribution Expenses

Total selling and distribution expenses was approximately $1.21 million for the six months ended June 30, 2025, compared to approximately $0.73 million for the six months ended June 30, 2024. Selling and distribution expenses increased by approximately $0.48 million or 65.75%, during the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was mainly attributable to the higher transportation fee incurred in tandem with higher revenue.

General and Administrative expenses

Total general and administrative expenses was approximately $3.71 million for the six months ended June 30, 2025, compared to approximately $3.39 million for the six months ended June 30, 2024. General and administrative expenses increased by approximately $0.32 million or 9.44% for the six months ended June 30, 2025 compared to the same period in 2024. The increase was primarily due to labour costs incurred on transportation of equipment in line with higher revenue.

Income/(loss) from Operations

As a result of the factors described above, total operating income was approximately $1.70 million for the six months ended June 30, 2025, compared to operating income of approximately $0.54 million for the six months ended June 30, 2024.

Other Income (Expenses)

Total other expenses, net, were approximately $0.75 million for the six months ended June 30, 2025, compared to other expenses of approximately $0.46 million for the six months ended June 30, 2024. Other expenses increased by approximately $0.29 million or 63.04%, during the six months ended June 30,2025. The increase of other expenses was primarily attributable to the higher interest expenses incurred.

Net Income (loss) before income taxes

As a result of the factors described above, net income before income taxes was approximately $0.95 million for the six months ended June 30, 2025, compared to net income before income taxes of approximately $0.08 million for the six months ended June 30, 2024.

Financial Condition as of June 30, 2025

As of June 30, 2025, cash and cash equivalents, restricted cash and short-term investments totalled $1.21 million, compared to $3.30 million as of December 31, 2024. Short-term bank borrowings were $9.74 million as of June 30, 2025, compared to $12.64 million as of December 31, 2024.

Accounts receivable was $7.34 million as of June 30, 2025, compared to $6.18 million as of December 31, 2024. Inventories were $44.65 million as of June 30, 2025, compared to $45.10 million as of December 31, 2024. Accounts payables and accrued liabilities were $6.39 million as of June 30, 2025, compared to $6.94 million as of December 31, 2024.

Total current assets and current liabilities were $58.99 million and $38.31 million, respectively, leading to a current ratio of 1.54 as of June 30, 2025. This compared to total current assets and current liabilities were $65.00 million and $44.80 million, respectively, and current ratio of 1.45 as of December 31, 2024.

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Multi Ways Holdings Limited.

First Half of Fiscal Year 2025	For the six months ended June 30, 2025

Cashflows for the First Half of Fiscal Year 2025

Cash flows from operating activities

For the financial period ended June 30, 2025, our net cash generated from operating activities was approximately $5.39 million, which primarily consisted of our net income before income tax of approximately $0.95 million, adding back (i) non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.58 million; (ii) interest expenses approximately $0.94 million; (iii) decrease in inventories of approximately $2.37 million; (iv) decreased in deposits, prepayments and other receivables of approximately $5.03 million but partially offset by (a) increase in accounts receivables of approximately $0.91 million; (b) decrease of account payables and accrued liabilities of approximately $0.28 million and (c) the decrease on customers deposits of approximately $3.28 million.

Cash flows from investing activities

For the financial period ended June 30, 2025, our net cash used in investing activities was approximately $0.20 million, primarily attributable to the purchases of property, plant and equipment of approximately $0.17 million and the investment in financial assets available for sales of approximately $0.03 million.

Cash flows from financing activities

For the financial period ended June 30, 2025, our net cash used in financing activities of approximately $7.14 million, which mainly attributable to the repayment of bank borrowings of approximately $22.17 million; repayment of lease liabilities of approximately $4.58 million and interest payments of approximately $0.59 million, but mitigate by proceeds from bank borrowings of approximately $18.78 million and proceeds from lease liabilities of approximately $1.42 million.

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Multi Ways Holdings Limited

First Half of Fiscal Year 2025	For the six months ended June 30, 2025

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Revenues, net	26,438	14,091
Cost of Sales	(19,813)	(9,428)
Gross Profit	6,625	4,663

Operating costs and expenses:
Selling and distribution	(1,209)	(728)
General and administrative	(3,714)	(3,395)
Total operating costs and expenses	(4,923)	(4,123)

Profit from operations	1,702	540

Other Income/(expenses):-
Gain from disposal of plant and equipment	-	50
Interest income	68	121
Interest expenses	(939)	(694)
Dividend income	1	12
Government grants	12	15
Foreign exchange gain/(loss), net	78	(4)
Other income	26	38
Total other (loss)/income, net	(754)	(462)

Profit before income taxes	948	78
Less: Income tax expenses	(45)	(1)
NET INCOME	903	77

Less: Net (loss)/income attributable to non-controlling interest (NCI)	-	-

NET INCOME/(LOSS) ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	903	77

Other comprehensive income/(loss):
Foreign currency translation adjustment	555	(209)
COMPREHENSIVE INCOME/(LOSS)	1,458	(132)

Net income per share
Basic and Diluted (cents)	2.71	0.25

Weighted average number of ordinary shares outstanding
Basic and diluted	33,330	30,840

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MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	June 30, 2025	Dec 31, 2024
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	1,139	3,258
Accounts receivable, net	7,340	6,181
Inventories	44,646	45,098
Amounts due from related parties	2,354	2,200
Financial assets available for sales	72	47
Deposits, prepayments and other receivables	3,435	8,215
Total current assets	58,986	64,999

Non-current assets:
Property and equipment, net	1,610	1,591
Right-of-use assets	421	774
Investment in equity securities	2,200	2,200
Deferred tax assets	11	11
Total non-current assets	4,242	4,576

TOTAL ASSETS	63,228	69,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	6,338	6,940
Customer deposits	2,504	5,567
Amounts due to related parties	16,588	15,075
Bank borrowings	9,735	12,641
Lease liabilities	3,102	4,581
Income tax payable	47	-
Total current liabilities	38,314	44,804

Long-term liabilities:
Bank borrowings	-	-
Lease liabilities	3,371	4,686
Total long-term liabilities	3,371	4,686

TOTAL LIABILITIES	41,685	49,490

Shareholders’ equity
Ordinary share, par value US$0.00025, 400,000,000 shares authorized, 33,330,000 ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	9	9
Additional paid-in capital	20,140	20,140
Retained earnings	1,073	170
Non-controlling interest	-	-
Accumulated other comprehensive loss	321	(234)
Total shareholders’ equity	21,543	20,085

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	63,228	69,575

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MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated Other		Non-	Total
	No. of shares	Amount	paid-in capital	comprehensive loss	Retained earnings	Controlling Interest	shareholders’ equity
	‘000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2023	24,800	6	5,440	(419)	1,235	50	6,312

Foreign currency translation adjustment	-	-	-	269	-	-	269

Net income for the year	-	-	-	-	1,789	(50)	1,739

Issue of new shares net of deferred offering costs	6,040	2	13,505	-	-	-	13,507

Balance as of December 31, 2023	30,840	8	18,945	(150)	3,024	-	21,827

Foreign currency translation adjustment	-	-	-	(84)	-	-	(84)

Net income for the year	-	-	-	-	(2,854)	-	(2,854)

Issue of new shares net of deferred offering costs	2,490	1	1,195				1,196

Balance as of December 31, 2024	33,330	9	20,140	(234)	170	-	20,085

Foreign currency translation adjustment	-	-	-	555	-	-	555

Net income for the period	-	-	-	-	903	-	903

Issue of new shares net of deferred offering costs	-	-	-	-	-	-	-

Balance as of June 30, 2025	33,330	9	20,140	321	1,073	-	21,543

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Multi Ways Holdings Limited

First Half of Fiscal Year 2025	For the six months ended June 30, 2025

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2025	2024
	$’000	$’000
Cash flows from operating activities
Net Income/(loss) before tax	947	78
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	206	166
Depreciation of Right-of-Use assets	370	404
Inventories written down	-	(117)
Gain on disposal of property, plant and equipment	-	(50)
Gain on disposal of Financial Assets available for sales	-	(7)
Provision of impairment of trade receivables, net	(11)	-
Loss on revaluation of quoted shares	6	(4)
Interest expense	939	694
Income tax expenses (current year provision)	-	-
Change in operating assets and liabilities:
Account receivable	(908)	(2,453)
Inventories	2,370	(5,465)
Deposits, prepayments and other receivables	5,029	(3,307)
Accounts payable and accrued liabilities	(284)	(1,395)
Customer deposits	(3,278)	3,422
Net cash generated from/(used in) operating activities	5,386	(8,034)

Cash flows from investing activities:
Purchase of property, plant and equipment	(170)	(527)
Proceeds from disposal of property, plant and equipment	-	358
Investment in equity securities	(29)	-
Proceeds from / (investment in) financial assets available for sales, net	-	(8)
Net cash used in investing activities	(199)	(177)

Cash flows from financing activities:
Proceeds from bank borrowing	18,776	19,074
Repayment of bank borrowing	(22,171)	(13,545)
Proceeds from lease Liabilities	1,421	2,825
Repayment of lease liabilities	(4,575)	(2,507)
Interest paid	(587)	(632)
Net cash (used in)/generated from financing activities	(7,136)	5,215

Effect on exchange rate change on cash and cash equivalents	(170)	(421)

Net change in cash and cash equivalents	(2,119)	(3,417)

BEGINNING OF THE PERIOD	3,258	7,073

END OF THE PERIOD	1,139	3,656

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About Multi Ways Holdings Limited.

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop.

For more information, please visit www.multiwaysholdings.com. For further information on the Company’s SEC filings please visit www.sec.gov.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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